SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

ANNOUNCEMENT

1. Unibanco - União de Bancos Brasileiros S.A., by itself and on behalf of its controlled companies Dibens Leasing S.A.- Arrendamento Mercantil and Fininvest Negócios de Varejo Ltda (jointly "UNIBANCO") announce the execution of a Share Purchase Agreement with Experian Brasil Aquisições Ltda ("EXPERIAN"), the Brazilian affiliated of Experian Solutions Inc, in which UNIBANCO sells 489,195 Serasa S.A.'s ("SERASA") common shares to EXPERIAN.

2. EXPERIAN will pay R$925.78 per each SERASA's share acquired from UNIBANCO. The payment of this transaction will occur up to the end of July 2007.

3. The result before tax effects of this transaction is approximately R$429 million.

4. UNIBANCO and EXPERIAN executed a Shareholders' Agreement that will allow UNIBANCO to participate on SERASA's management by appointing a member to the Board of Directors and by holding a stake on the capital, as shown in the table below:

	Before Transaction		After Transaction
	Number of Shares	Stake on Total Capital	Number of Shares	Stake on Total Capital
Participação do Unibanco	714,545	19.17%	225,350	6.05%
Total Geral	3,726,600	100.00%	3,726,600	100.00%

5. SERASA is the leading provider of credit analysis and information and business support products and services for all market segments, as the owner of Latin America's largest database on consumers, companies, and economic groups. This leadership position was achieved due to the management and employees' professionalism and focus on results.

6. EXPERIAN is a global leading provider of analytical and information services to organizations and consumers to help manage the risk of commercial and financial decisions. Combining its unique information tools and deep understanding of individuals, markets and economies, EXPERIAN develops partnerships with organizations around the world to establish and strengthen customer relationships and provide competitive advantage to their businesses. Experian Group Limited is listed on the London Stock Exchange (EXPN) and is a constituent of the FTSE 100 index. Experian employs around 13,500 people in 36 countries worldwide, supporting clients in more than 60 countries. Annual sales are US$3.5 billion (£1.8 billion/€2.7 billion).

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7. The important position of SERASA in the local market along with EXPERIAN's global expertise will bring a relevant evolution to the credit information market in Brazil.

8. This transaction demonstrates the continuous commitment of Unibanco's management in adding value to its shareholders.

São Paulo, June 26th, 2007.

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Geraldo Travaglia Filho	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980
Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

www.ir.unibanco.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.